02019496

VL 4-3-02

[illegible] D STATES
[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-[illegible]~~ 8-40190

RECEIVED MAR 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PYRAMID FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20735 STEVENS CREEK BLVD.
(No. and Street)

CUPERTINO	CALIFORNIA	95014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DURDEN — (925) 447-7660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VL 4-4-02

OATH OR AFFIRMATION

I, JOHN DURDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PYRAMID FINANCIAL CORPORATION, as of DECEMBER 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

FINANCIAL PRINCIPAL
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California
County of Alameda } ss.

On Feb. 21, 2002 (DATE) before me, Debra Rose (NOTARY),
personally appeared John Durden (SIGNER(S))

☐ personally known to me - OR - ☑ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DEBRA ROSE
COMMISSION 1332238
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My commission exps Dec 26, 2005

WITNESS my hand and official seal.

Debra Rose
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

____
TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER: ______________________

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pyramid Financial Corporation
Cupertino, California

We have audited the statement of financial condition of Pyramid Financial Corporation (a California corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Financial Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. the additional information is required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

March 15, 2002

PYRAMID FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 275,532
Deposit with clearing broker	212,268
Due from clearing broker	24,291
Investment in marketable securities available for sale	146,736
Furniture and equipment, net	562,665
Other assets	901,829
	$ 2,123,321

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 76,853
Payable to clearing broker	95,840
Notes payable	100,000
Capitalized leases payable	183,573
Total liabilities	456,266
Stockholder's equity	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid in capital	2,752,203
Deficit	(1,095,148)
Total stockholder's equity	1,667,055
	$ 2,123,321

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 1,269,884
Net realized loss on sale of marketable securities	(341,869)
Net change in unrealized gain/loss on marketable securities	(11,662)
Loss on sale of other assets	(341,182)
Other income	488,777
Interest and dividend income	205,220
	1,269,168
EXPENSES	
Compensation	699,474
Employee benefits	81,748
Clearing costs	477,145
Occupancy	259,585
Professional fees	105,690
Regulatory fees	44,053
Margin interest	15,407
Other interest	25,383
Other operating expenses	1,560,871
	3,269,356
LOSS BEFORE INCOME TAXES	(2,000,188)
INCOME TAXES	(800)
NET LOSS	$(2,000,988)

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance, December 31, 2000	10,000	$ 10,000	$ 1,376,258	$ 1,065,939	$ 2,452,197
Cash contributions			1,375,945		1,375,945
Distributions				(160,099)	(160,099)
Net loss				(2,000,988)	(2,000,988)
Balance, December 31, 2001	10,000	$ 10,000	$2,752,203	$(1,095,148)	$ 1,667,055

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,000,988)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	165,678
Change in assets and liabilities:	
Decrease (increase) in:	
Investment in marketable securities	125,982
Deposit with clearing broker	(54,852)
Due from clearing broker	230,620
Tax refund receivable	800
Other assets	541,336
Increase (decrease) in:	
Accounts payable	(26,762)
Due to officer	(182,439)
Due to clearing broker	95,840
Total adjustments	896,203
Net cash used by operating activities	(1,104,785)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment	(10,600)
Net cash used in investing activities	(10,600)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash contributions for additional paid in capital	1,375,945
Proceeds from line of credit	2,611
Distributions	(160,099)
Principal payments on capitalized equipment leases	(50,309)
Net cash provided by financing activities	1,168,148
NET INCREASE IN CASH AND CASH EQUIVALENTS	52,763
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	222,769
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 275,532

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Margin interest	$ 15,407
Other interest	$ 25,383
Acquisition of equipment through capital lease obligations	$ 85,231

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies

General

Pyramid Financial Corporation (the Company), a California corporation, was incorporated in April, 1988, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in 1989. The Company is a full service broker and dealer in securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Property and Equipment

Property and equipment purchases greater than $ 500 are recorded at cost. Depreciation is provided on the straight line basis over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (five years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Investments in marketable securities are shown at market value. The change in unrealized gains and losses on investments in marketable securities is reflected in the statement of operations. Securities transactions are recorded on the trade date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Commencing in 1995, the Company, with the consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

Deferred taxes are provided for timing differences between the basis of assets and liabilities for financial statement and state income tax reporting. The differences result primarily from investments (unrealized gains) and depreciation methods.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE B – Investment in Marketable Securities Available for Sale

At December 31, 2001, investment in marketable securities available for sale consists of the following:

	Cost	Gross Unrealized Loss	Fair Value
Securities	$ 181,356	$ (34,620)	$ 146,736

NOTE C – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 454,480
Capitalized lease equipment	451,060
Leasehold improvements	191,612
	1,097,152
Less accumulated depreciation and amortization	(534,487)
	$ 562,665

NOTE D – Notes Payable

At December 31, 2001, the Company has the following bank line of credit:

$150,000 line of credit, interest at prime plus 1.75%, (6.87% at December 31, 2001), secured by substantially all of the Company's assets and guaranteed by the Company's sole shareholder and general manager, loan is subject to certain financial covenants as specified in loan agreement, due May, 2002.	$ 100,000

NOTE E – Capitalized Equipment Leases Payable

Capitalized equipment leases payable at December 31, 2001, consisted of the following:

Capitalized lease to financial institution, payable in monthly installments of $2,355, including interest at 8.27%, due December, 2002, secured by equipment (carrying value of $ 56,765)	$ 27,823
Capitalized lease to financial institution, payable in monthly installments of $1,441, including interest at 13%, due July, 2004, secured by equipment (carrying value of $42,034)	34,772
Capitalized lease to financial institution, payable in monthly installments of $1,098, including interest at 14%, due August, 2006, secured by equipment (carrying value of $41,689)	45,181
Capitalized lease to financial institution, payable in monthly installments of $2,193, including interest at 9.9%, due April, 2005, secured by equipment (carrying value of $ 72,942)	75,797
	$ 183,573

NOTE E – Capitalized Equipment Leases Payable (continued)

Future minimum lease payments under capitalized leases at December 31, 2001, were as follows:

2002	$ 85,054
2003	56,789
2004	49,583
2005	19,754
2006	8,782
	219,962
Less amount representing interest	(36,389)
	$ 183,573

NOTE F – Income Taxes

The provision for income taxes consists of state income taxes payable at December 31, 2001.

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at December 31, 2001 were as follows:

Deferred tax assets	$ 56,082
Deferred tax asset valuation allowance	(56,082)
	$ 0

The Company has a net operating loss carryforward of $ 3,661,792 for state purposes, available to offset future taxable income. The net operating loss expires $2,625,292 in 2010 and $1,036,500 in 2011. The valuation allowance was increased $16,158 to $56,082, because the benefit of the deferred tax assets is dependent upon the Company attaining profitable operations.

NOTE G– Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company's net capital is $ 203,540, which is $ 103,540, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001, was 2.24 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE I – Commitments and Contingencies

Operating Leases

Aggregate annual rentals for office and retail space and an auto under noncancellable operating leases with original terms in excess of one year are as follows:

2002	$ 337,000
2003	347,000
2004	32,000
2005	29,000
	$ 745,000

Rent expense for the year ended December 31, 2001 of $ 259,585, is included in occupancy in the statement of operations.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominantly from other broker-dealers.

Contingencies

The Company is involved in various claims arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims would not be material to the Company's financial statements.

Deficit

The Company incurred a net loss of $2,000,988 during the year ended December 31, 2001, and as of that date has an accumulated deficit of $1,095,148. These factors, as well as the uncertain conditions that the Company faces relative to the success of it's operating plans create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the success of the plan and the continued contributions of paid-in capital by the sole shareholder. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ADDITIONAL INFORMATION

PYRAMID FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL
December 31, 2001

Net Capital	
Stockholder's Equity	$ 1,667,055
Deductions and/or Charges	
Non-allowable assets:	
Furniture and equipment, net	(478,342)
Other assets	(901,829)
Net capitalized equipment, net of 50% of related capitalized lease liability	(44,347)
	(1,424,518)
Net Capital before haircuts on securities positions	242,537
Haircuts on securities	(31,643)
Undue concentration	(7,354)
NET CAPITAL	$ 203,540
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 76,853
Payable to clearing broker	95,840
Notes payable	100,000
Capitalized leases payable	183,573
	$ 456,266
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of Aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 103,540
Ratio of aggregate indebtedness to net capital	2.24 to 1.0

PYRAMID FINANCIAL CORPORATION
RECONCILIATION OF NET CAPITAL
December 31, 2001

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	257,233
Audit adjustments –Increase (Decrease)		
Cash		(436)
Audit adjustments – (Increase) Decrease		
Nonallowable assets		39,977
Aggregate indebtedness		(86,270)
Haircuts on securities – undue concentration		(6,964)
Net capital, as computed	$	203,540
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	369,996
Audit adjustments – Increase (decrease)		
Accounts payable		(23,147)
Capitalized equipment leases		109,417
		86,270
Aggregate indebtedness, as computed	$	456,266

These differences result in a ratio of aggregate indebtedness to net capital of 2.24 to 1.0 rather than 1.44 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

March 15, 2002

Board of Directors
Pyramid Financial Corporation
Cupertino, California

We have audited the financial statements of Pyramid Financial Corporation for the year ended December 31, 2001, and have issued our report thereon dated March 15, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pyramid Financial Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pyramid Financial Corporation, taken as a whole. However, our study and evaluation disclosed the following conditions that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Pyramid Financial Corporation may occur and not be detected within a timely period. These conditions were considered in determining the nature, timing, and extent of the audit tests applied in our audit of the December 31, 2001 financial statements, and this report does not affect our report on those financial statements dated March 15, 2002.

Retention of Paid Invoices

We continue to observe that paid invoices are not marked for approval or expense allocation or filed in a manner that facilitates retrieval when needed. We recommend that invoices be stamped with date paid, check number and account distribution and filed by vendor or alphabetically.

Adequate Documentation and Adjustment for Business and Personal Expenses

During our audit, we again noted that adjustments to record the personal portion of credit card and other purchases were not periodically charged to the officer advance or shareholder distribution accounts. In order to maintain accurate accounting for business expenses, it is imperative that adequate substantiation in the form of expense reports, invoice copies, etc. be maintained and used as the source for monthly postings to the accounting records to properly reflect business expense versus personal advance transactions. In the event of an audit by taxing authorities such as the Internal Revenue Service or Franchise Tax Board, the deductibility of business expenses would be questioned if adequate documentation such as invoices or other support were not available.

We recommend that monthly expense summary reports, including the supporting invoices or other documentation, be prepared and provided to the financial principal in order to generate the proper adjusting entries to the accounting records.

Board of Directors
Pyramid Financial Corporation
March 15, 2002
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule15c3-3 during the year ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Clanded & Gowe

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

PYRAMID FINANCIAL CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

CLARIDAD & CROWE

Certified Public Accountants